# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
101

2 October 2008

SUPPL

08005535

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

PROCESSED
OCT 28 2008
THOMSON REUTERS

Enc.

10/23

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

## *ROSE 3D SEISMIC SURVEY COMPLETED*

Cue Energy Resources Ltd, as operator and 100% participant of permit WA-389-P in the Carnarvon Basin, advises that acquisition of the Rose 3D seismic survey was completed on 30th September 2008.

The survey is located across adjoining areas of permits WA-388-P and WA-389-P and comprised approximately 1500 sq km of 3D coverage. Of this approximately 450 sq km was within WA-389-P. The seismic data was acquired by Wavefield Inseis ASA with their vessel M/V Geowave Champion. The Rose 3D was operated by Oilex Ltd as operator of permit WA-388-P.

The new data in WA-389-P provides 3D coverage over a very prospective section of the permit, which is located 90 km north of the North Rankin Trend gas/ condensate province. Mapping on 2D seismic data has identified several structural leads with the potential to contain multiple TCF of gas in Triassic reservoirs. The new 3D data will be used to mature these as possible drilling opportunities in 2009/ 2010.

The participant in WA-389-P is:

Cue Exploration Pty Ltd (Operator) 100%

(100% subsidiary of Cue Energy Resources Limited)

*- Map attached*

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

2nd October 2008

## WA-388-P and WA-389-P Rose 3D Survey Location Map



WA-362-P
WA-363-P
Oilex Limited
Proposed 2008 Rose 3D Survey
1064 sq km (Full Fold)
WA-388-P
WA-389-P
WA-387-P
Cue Energy
Proposed 3D Survey
Approx. 450 sq km (Full Fold)
WA-359-P
WA-361-P
WA-360-P
0 5 10 15 20
KILOMETRES


END